UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 2)*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Ken Takanashi

St. Luke’s Tower 12F, 8-1, Akashi-cho, Chuo-ku,

Tokyo 104-0044, Japan

+81-3-5565-6148

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With Copies To:

Benjamin O. Lang, Esq.

Morgan, Lewis & Bockius LLP

Roppongi Hills Mori Tower, 24th Floor, 6-10-1 Roppongi, Minato-ku

Tokyo 106-6124, Japan

+81-4578-2532

August 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS Shin Nippon Biomedical Laboratories, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,885,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS SNBL USA, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS Ken Takanashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,885,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2016, as amended by Amendment No. 1 (the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule 13D with respect to SNBL and Mr. Takanashi is based on an aggregate of 27,341,771 shares of the Issuer’s Ordinary Shares consisting of (i) 23,440,423 Ordinary Shares issued and outstanding as of August 18, 2016, based on information provided by the Issuer and (ii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares of the Issuer held by SNBL.

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule with respect to SNBL USA is based on an aggregate of 23,440,423 shares of the Issuer’s Ordinary Shares issued and outstanding as of August 18, 2016, based on information provided by the Issuer.

(a) SNBL may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 21.5% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

Mr. Takanashi may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 21.5% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

SNBL USA beneficially owns 286,663 of the Issuer’s Ordinary Shares representing 1.2% of the issued and outstanding Ordinary Shares of the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) SNBL and Mr. Takanashi share the power to vote or dispose of the: (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

SNBL USA shares the power to vote or dispose of the 286,663 Ordinary Shares it holds.

(c) On November 16, 2015, in connection with the closing of the IPO, SNBL USA purchased 125,000 of the Issuer’s Ordinary Shares at $16 per share.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, any proceeds from the sale of the Ordinary Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Amendment to Pledge Agreement

Pursuant to the Amendment to Pledge Agreement, dated as of August 30, 2016 (the “Amendment to Pledge Agreement”), to the Stock Pledge Agreement, dated as of May 30, 2016, between SNBL USA and Kagoshima Bank, the secured obligations under the Stock Pledge Agreement were amended to include a new loan from Kagoshima Bank to SNBL in the principal amount of ¥800,000,000 made pursuant to a loan agreement, dated as of August 30, 2016, between SNBL and Kagoshima Bank (the “New Loan Agreement”).

The foregoing description of the Amendment to Pledge Agreement is qualified in its entirety by reference to the full text of the Amendment to Pledge Agreement, which is filed herewith as Exhibit 6.

August 30 Japanese Stock Pledge Agreement

SNBL and Kagoshima Bank entered into a new Letter of Confirmation of Collateral, dated August 30, 2016 (the “August 30 Japanese Stock Pledge Agreement”) whereby SNBL has pledged 1,697,467 Ordinary Shares and 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares for the benefit of Kagoshima Bank in order to secure the obligations of SNBL under the Loan Agreement and the New Loan Agreement.

The foregoing description of the August 30 Japanese Stock Pledge Agreement is qualified in its entirety by reference to the full text of the August 30 Japanese Stock Pledge Agreement, an English translation of which is filed herewith as Exhibit 7.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 6: Amendment to Pledge Agreement, dated August 30, 2016, by and between SNBL USA and Kagoshima Bank.

Exhibit 7: English translation of the August 30 Japanese Stock Pledge Agreement, dated August 30, 2016, by and between SNBL and Kagoshima Bank.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

September 29, 2016

By:	/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Executive Vice-President

SNBL USA, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Director